Exchange Place Advisors Trust

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 9, 2024

Via EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Place Advisors Trust (formerly North Square Investments Trust)
(the “Trust” or the “Registrant”)
File Nos. 811-23373; 333-226989

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) (the “SEC”) regarding the Preliminary Proxy Statement for the Fort Pitt Capital Total Return Fund (the “Fund”), a series of the Registrant, filed on November 22, 2024 (SEC Accession No. 0001580642-24-007082). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement. You provided the Staff’s comments to the Preliminary Proxy Statement by telephone on December 2, 2024 to Karen Jacoppo-Wood, Esq. and Gary Grasso, Esq.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. Where applicable, revisions indicated in response to your comments will be reflected in a Definitive Proxy Statement to be filed subsequently to this letter. All capitalized terms not defined herein have the meaning given to them in the Preliminary Proxy Statement.

Comment 1. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response. The Registrant and its management acknowledges the responsibility described above.

Comment 2. Please explain supplementally whether the Fund’s shareholders should be informed that approval of the Proposal will result in a name change for the Fund.

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Response. Notwithstanding the termination of the Prior Fort Pitt Advisory Agreement as a part of the Transaction, there is no present intention by the New Advisor to change the Fund’s name.

Comment 3. Please explain supplementally whether Fort Pitt will be liquidated.

Response. Substantially all of the assets of Fort Pitt were transferred to the New Advisor on November 1, 2024. Fort Pitt will be liquidated once various financial and corporate matters are finalized and resolved. Fort Pitt’s registration as an investment adviser with the SEC will be terminated by the end of the year.

Comment 4. In the discussion of the Interim Advisory Agreement, the Preliminary Proxy Statement states “If the New Advisory Agreement is not approved within the 150-day period, the Board in such case will consider other alternatives and make such arrangements for the management of the Fund’s investments as it deems appropriate and in the best interests of the Fund.” Please disclose any potential alternatives, including liquidation of the Fund.

Response. The Registrant has revised the disclosure as follows:

If the New Advisory Agreement is not approved within the 150-day period, the Board in such case will consider other alternatives and make such arrangements for the management of the Fund’s investments as it deems appropriate and in the best interests of the Fund, which may include (without limitation) the recommendation of one or more other advisers, subject to approval by Fund shareholders, or the liquidation of the Fund.

Comment 5. In the section entitled “Board Approval and Recommendation of the Proposal,” the Preliminary Proxy Statement states “The Board also noted increased regulatory risk which, among other things, can increase cost of operations and introduce legal and administrative challenges.” If appropriate, please disclose that this regulatory risk may mean an increase in costs to the Fund and its shareholders. Alternatively, if this is not the case, please disclose that increased regulatory risk will not increase costs to the Fund and its shareholders.

Response. This regulatory risk refers to the New Advisor’s cost of operations and not to that of the Fund and as such would not result in additional costs to the Fund or its shareholders. The Registrant will revise the disclosure as follows to clarify that any increased costs referenced in this sentence are the New Advisor’s cost of operations:

The Board also noted increased regulatory risk which, among other things, can increase the New Advisor’s cost of operations and introduce legal and administrative challenges with respect to management of the Fund.

Comment 6. In the section entitled “Board Approval and Recommendation of the Proposal,” the Preliminary Proxy Statement states “The Board also took into account that Fort Pitt had contractually agreed to limit the annual expense ratio for the Fund to no more than 1.00%,

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excluding certain operating expenses and class-level expenses (the “Expense Cap”). The Board also noted that the New Advisor would continue such Expense Cap for the Fund.” Please disclose if (i) both Fort Pitt and the New Advisor have contractually agreed to limit the Fund’s expenses, (ii) the New Advisor has the ability to recoup amounts previously waived or reimbursed, and (iii) the fee table and related example in the Fund’s prospectus will include the waiver and the terms of recoupment.

Response. The Registrant confirms that both Fort Pitt and the New Advisor have contractually agreed to limit the Fund’s expenses, the New Advisor has the ability to recoup amounts previously waived or reimbursed, and the Fund’s prospectus will include the waiver and the terms of recoupment.

Comment 7. The Staff notes that, for non-routine proposals, under NYSE Rule 452, brokers are prohibited from voting in the absence of instructions of beneficial owners. Please revise the disclosure in the section “Additional Information – Required Vote and Voting Information” to remove references to the Fund counting any broker non-votes as present for purposes of determining the existence of quorum.

Response: The Registrant has revised the disclosure in the section “Additional Information – Required Vote and Voting Information” as follows:

For purposes of determining the presence of a quorum, abstentions ~~and broker “non-votes”~~ will be treated as Shares that are present but that have not been voted.

Comment 8. The section “Additional Information” states: “If a quorum is not present at the Shareholder Meeting, or if a quorum is present at the Shareholder Meeting but sufficient votes to approve a Proposal are not received, the persons named as proxies, or their substitutes, may propose and vote for one or more adjournments of the Shareholder Meeting to permit the further solicitation of proxies.” Pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), please revise and include a separate proposal in the Definitive Proxy Statement and proxy card to adjourn the Shareholder Meeting if a quorum is present but sufficient votes to approve the Proposal are not received.

Response: The Preliminary Proxy Statement explicitly states that the persons named as proxies may propose to adjourn the Shareholder Meeting to permit further solicitation of proxies, as well as how such proxies will vote on such matters. In light of the Staff’s comment and to further emphasize that persons named as proxies may adjourn the Shareholder Meeting, the Registrant intends to add a similar statement to the proxy card and to the Notice of Special Meeting of Shareholders that currently includes Proposal 1. Accordingly, all shareholders who execute a proxy will have authorized the named proxies to adjourn the Shareholder Meeting.

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If you have any questions or need further information, please call me at 513-577-1693.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary, Exchange Place Advisors Trust

Enclosures

cc:	S. Louizos, Esq., Blank Rome LLP
G. Grasso, Esq.

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